                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to
                              ----------  ----------

Commission file numbers 2-90702, 33-18202, 33-55986 and 33-56101
                        ----------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                               ECOLAB SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   ECOLAB INC.
                            370 Wabasha Street North
                        Saint Paul, Minnesota 55102-1390

                               ECOLAB SAVINGS PLAN
                               -------------------






                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        As of December 31, 1998 and 1997

                                       and

        for each of the three years in the period ended December 31, 1998

                           AND SUPPLEMENTAL SCHEDULES

                             as of December 31, 1998

                                       and

                             for the year then ended

                                      INDEX

                                                                                                      Page(s)
                                                                                                      -------
Report of Independent Accountants                                                                          2

Financial Statements:
     Statement of Net Assets Available for Plan
         Benefits as of December 31, 1998 and 1997                                                         3


     Statement of Changes in Net Assets
         Available for Plan Benefits, With
         Fund Information, for the year ended
         December 31, 1998                                                                             4 - 6


     Statement of Changes in Net Assets
         Available for Plan Benefits, With
         Fund Information, for the year ended
         December 31, 1997                                                                             7 - 8


     Statement of Changes in Net Assets
         Available for Plan Benefits, With
         Fund Information, for the year ended
         December 31, 1996                                                                            9 - 10


Notes to Financial Statements                                                                        11 - 22


Supplemental Schedules:
     Line 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1998                                                 23 - 24

     Line 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1998                                                             25

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Ecolab Savings Plan

     In our opinion, the financial statements referred to in the accompanying index on page 1 present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's Administrator. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ PricewaterhouseCoopers LLP
                                               PRICEWATERHOUSECOOPERS LLP

Saint Paul, Minnesota
June 25, 1999

                               ECOLAB SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        as of December 31, 1998 and 1997

(in thousands)                                                               1998                   1997
                                                                         ------------           ------------
   ASSETS

Investments:
     Fidelity mutual funds:
         Retirement Money Market Portfolio                                 $ 10,756               $  8,300
         Government Income Fund                                              17,622                 13,835
         Puritan Fund                                                        32,480                 32,128
         Spartan U.S. Equity Index Fund                                      49,121                 38,935
         Magellan Fund                                                       44,206                 31,100
         Small Cap Selector                                                  12,242                 13,209
         Overseas Fund                                                       12,212                 11,594
         Spartan Extended Market Index Fund                                     100
         Freedom Income Fund                                                     82
         Freedom 2000 Fund                                                    1,416
         Freedom 2010 Fund                                                      693
         Freedom 2020 Fund                                                      214
         Freedom 2030 Fund                                                       51
     Other mutual funds:
         PIMCO Total Return Fund                                                439
         Washington Mutual Investors Fund                                       614
         Harbor Capital Appreciation Fund                                       555
                                                                         ------------           ------------
                                                                            182,803                149,101
     Other funds:
         Managed Income Fund                                                 41,596                 39,860
         Ecolab Stock Fund                                                  305,119                230,208

     Participant loans                                                       15,938                 15,195
                                                                         ------------           ------------
         Total investments                                                  545,456                434,364
                                                                         ------------           ------------
     Dividends receivable                                                       874                    778

              Total assets                                                  546,330                435,142

     LIABILITIES

Other liabilities                                                               125                     77
                                                                         ------------           ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                     $546,205               $435,065
                                                                         ------------           ------------
                                                                         ------------           ------------



                      The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1998


                                              Retirement       Government                      Spartan
(in thousands)                               Money Market        Income          Puritan     U.S. Equity      Magellan
                                               Portfolio          Fund            Fund        Index Fund         Fund
                                             ------------    ------------      -----------   -----------     ----------
Additions:
   Interest
   Dividends                                   $     452       $     936         $   3,516     $     971      $   2,000
   Net appreciation/
     (depreciation) in the
     fair value of investments                                       332             1,415         9,837          8,605
   Increase in Plan's interest
     in other funds
                                             ------------    ------------      ------------  ------------   ------------
         Total investment income                     452           1,268             4,931        10,808         10,605
   Plan expenses                                     (10)             (4)              (11)           (9)            (6)
                                             ------------    ------------      ------------  ------------   ------------
                                                     442           1,264             4,920        10,799         10,599

   Employee contributions                            587           1,182             1,818         3,026          3,119
   Employer contributions
                                             ------------    ------------      ------------  ------------   ------------
         Total additions                           1,029           2,446             6,738        13,825         13,718

Deductions:
   Distributions and
     withdrawals                                    (928)           (900)           (3,018)       (2,857)        (1,323)
                                             ------------    ------------      ------------  ------------   ------------
Net increase (decrease)
   before loan activity
   and interfund transfers                           101           1,546             3,720        10,968         12,395

Loans granted                                       (214)           (330)             (484)         (855)          (852)
Loan principal and
   interest repayments                               185             333               581           757            889
Interfund transfers                                2,384           2,238            (3,465)         (684)           674
                                             ------------    ------------      ------------  ------------   ------------

Net increase (decrease)                            2,456           3,787               352        10,186         13,106

Net assets available for plan benefits:
     Beginning of year                             8,300          13,835            32,128        38,935         31,100
                                             ------------    ------------      ------------  ------------   ------------
     End of Year                               $  10,756       $  17,622         $  32,480     $  49,121      $  44,206
                                             ------------    ------------      ------------  ------------   ------------
                                             ------------    ------------      ------------  ------------   ------------


                                                                                  Spartan
                                                                                  Extended
(in thousands)                                    Small Cap         Overseas       Market
                                                   Selector           Fund      Index Fund
                                                 -----------       ---------   ------------
Additions:
   Interest
   Dividends                                     $     535        $     239      $       2
   Net appreciation/
     (depreciation) in the
     fair value of investments                      (1,582)           1,130             10
   Increase in Plan's interest
     in other funds
                                               ------------     ------------   ------------
         Total investment income                    (1,047)           1,369             12
   Plan expenses                                        (3)              (2)
                                               ------------     ------------   ------------
                                                    (1,050)           1,367             12

   Employee contributions                            1,418            1,232              2
   Employer contributions
                                               ------------     ------------   ------------
         Total additions                               368            2,599             14

Deductions:
   Distributions and
     withdrawals                                      (687)            (664)
                                               ------------     ------------   ------------
Net increase (decrease)
   before loan activity
   and interfund transfers                            (319)           1,935             14

Loans granted                                         (273)            (295)
Loan principal and
   interest repayments                                 319              379
Interfund transfers                                   (694)          (1,401)            86
                                               ------------     ------------   ------------

Net increase (decrease)                               (967)             618            100

Net assets available for plan benefits:
     Beginning of year                              13,209           11,594
                                               ------------     ------------   ------------
     End of Year                                 $  12,242        $  12,212      $     100
                                               ------------     ------------   ------------
                                               ------------     ------------   ------------

    The accompanying notes are an integral part of the financial statements.

                                   (Continued)

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1998 (Continued)



(in thousands)                                 Freedom          Freedom           Freedom           Freedom         Freedom
                                             Income Fund       2000 Fund         2010 Fund         2020 Fund       2030 Fund
                                            -------------     -----------       -----------       -----------     -----------
Additions:
   Interest
   Dividends                                 $        1      $       45        $       21        $        6      $        1
   Net appreciation/
     (depreciation) in the
     fair value of investments                        2              44                39                16               5
   Increase in Plan's interest
     in other funds
                                            ------------    ------------      ------------      ------------    ------------
         Total investment income                      3              89                60                22               6
   Plan expenses                            ------------    ------------      ------------      ------------    ------------
                                                      3              89                60                22               6
   Employee contributions                             1              11                 9                73               5
   Employer contributions                   ------------    ------------      ------------      ------------    ------------
         Total additions                              4             100                69                95              11

Deductions:
   Distributions and
     withdrawals
                                            ------------    ------------      ------------      ------------    ------------
Net increase (decrease)
   before loan activity
   and interfund transfers                            4             100                69                95              11

Loans granted
Loan principal and
   interest repayments                                                1                 3                 1
Interfund transfers                                  78           1,315               621               118              40
                                            ------------    ------------      ------------      ------------    ------------
Net increase (decrease)                              82           1,416               693               214              51

Net assets available for plan benefits:
     Beginning of year                      ------------    ------------      ------------      ------------    ------------
     End of year                             $       82      $    1,416        $      693        $      214      $       51
                                            ------------    ------------      ------------      ------------    ------------
                                            ------------    ------------      ------------      ------------    ------------


                                                              Washington        Harbor
                                                PIMCO           Mutual          Capital
(in thousands)                                  Total          Investors     Appreciation
                                             Return Fund         Fund            Fund
                                            ------------    ------------     ------------
Additions:
   Interest
   Dividends                                 $       21      $       46       $       31
   Net appreciation/
     (depreciation) in the
     fair value of investments                      (15)              4               45
   Increase in Plan's interest
     in other funds
                                           ------------    ------------     ------------
         Total investment income                      6              50               76
   Plan expenses                            ------------    ------------     ------------
                                                      6              50               76
   Employee contributions                             7              12               27
   Employer contributions                   ------------    ------------     ------------
         Total additions                             13              62              103

Deductions:
   Distributions and
     withdrawals                                                    (13)
                                            ------------    ------------     ------------
Net increase (decrease)
   before loan activity
   and interfund transfers                           13              49              103

Loans granted                                                        (6)              (1)
Loan principal and
   interest repayments                                                3                3
Interfund transfers                                 426             568              450
                                            ------------    ------------     ------------
Net increase (decrease)                             439             614              555

Net assets available for plan benefits:
     Beginning of year                      ------------    ------------     ------------
     End of year                             $      439      $      614       $      555
                                            ------------    ------------     ------------

    The accompanying notes are an integral part of the financial statements.
                                   (Continued)

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1998 (Continued)

(in thousands)                          Mutual Fund         Managed            Ecolab            Participant
                                          Subtotal        Income Fund        Stock Fund              Loans              Other
                                       -------------     -------------      ------------         ------------         ---------
Additions:
   Interest                                                 $  2,343                               $  1,184
   Dividends                              $  8,823                            $  3,173                                  $  96
   Net appreciation/
     (depreciation) in the
     fair value of investments              19,887
   Increase in Plan's interest
     in other funds                                              262            71,123
                                      ------------     -------------      ------------         ------------         ---------
         Total investment income            28,710             2,605            74,296                1,184                96
   Plan expenses                               (45)              (34)              (63)
                                      ------------     -------------      ------------         ------------         ---------

                                            28,665             2,571            74,233                1,184                96
   Employee contributions                   12,529             1,720             7,328
   Employer contributions                                                        7,368
                                      ------------     -------------      ------------         ------------         ---------
         Total additions                    41,194             4,291            88,929                1,184                96

Deductions:
   Distributions and
     withdrawals                           (10,390)           (3,388)           (9,630)              (1,098)              (48)
                                      ------------     -------------      ------------         ------------         ---------
Net increase (decrease)
   before loan activity
   and interfund transfers                  30,804               903            79,299                   86                48

Loans granted                               (3,310)             (890)           (3,820)               8,020
Loan principal and
   interest repayments                       3,454               861             3,048               (7,363)
Interfund transfers                          2,754               862            (3,616)
                                      ------------     -------------      ------------         ------------         ---------
Net increase (decrease)                     33,702             1,736            74,911                  743                48

Net assets available
   for plan benefits:
     Beginning of year                     149,101            39,860           230,208               15,195               701
                                      ------------     -------------      ------------         ------------         ---------
     End of year                          $182,803          $ 41,596          $305,119             $ 15,938             $ 749
                                      ------------     -------------      ------------         ------------         ---------
                                      ------------     -------------      ------------         ------------         ---------


(in thousands)
                                         Total
                                       ---------
Additions:
   Interest                             $  3,527
   Dividends                              12,092
   Net appreciation/
     (depreciation) in the
     fair value of investments            19,887
   Increase in Plan's interest
     in other funds                       71,385
                                       ---------
         Total investment income         106,891
   Plan expenses                            (142)
                                       ---------
                                         106,749
   Employee contributions                 21,577
   Employer contributions                  7,368
                                       ---------
         Total additions                 135,694

Deductions:
   Distributions and
     withdrawals                         (24,554)
                                       ---------
Net increase (decrease)
   before loan activity
   and interfund transfers               111,140

Loans granted
Loan principal and
   interest repayments
Interfund transfers
                                       ---------
Net increase (decrease)                  111,140

Net assets available
   for plan benefits:
     Beginning of year                   435,065
                                       ---------
     End of year                        $546,205
                                       ---------
                                       ---------


    The accompanying notes are an integral part of the financial statements.

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1997

                                                Retirement           Government                       Spartan
(in thousands)                                 Money Market           Income         Puritan         U.S. Equity        Magellan
                                                 Portfolio             Fund            Fund          Index Fund           Fund
                                              --------------        -----------     ----------      -------------      ----------
Additions:
   Interest
   Dividends                                        $    427           $    828       $  2,568           $    865        $  1,989
   Net appreciation in the
     fair value of investments                                              298          3,236              8,457           4,418
   Increase (decrease) in
     Plan's interest in other funds
                                              --------------        -----------     ----------      -------------      ----------
         Total investment income                         427              1,126          5,804              9,322           6,407
   Plan expenses                                         (10)                (5)           (11)                (8)             (5)
                                              --------------        -----------     ----------      -------------      ----------
                                                         417              1,121          5,793              9,314           6,402

   Employee contributions                                643              1,386          1,807              2,489           3,014
   Employer contributions
   Transfers from other
     plans (Note 6)                                      136                379            662              2,240
         Total additions                      --------------        -----------     ----------      -------------      ----------
                                                       1,196              2,886          8,262             14,043           9,416

Deductions:
   Distributions and
     withdrawals                                        (814)              (778)        (3,999)            (1,880)         (1,450)
                                              --------------        -----------     ----------      -------------      ----------
Net increase (decrease)
   before loan activity
   and interfund transfers                               382              2,108          4,263             12,163           7,966

Loans granted                                           (241)              (326)          (549)              (834)           (897)
Loan principal and
   interest repayments                                   231                355            526                684             842
Interfund transfers                                       73             (1,322)           591              1,324            (978)
                                              --------------        -----------     ----------      -------------      ----------
Net increase (decrease)                                  445                815          4,831             13,337           6,933

Net assets available for plan benefits:
     Beginning of year                                 7,855             13,020         27,297             25,598          24,167
                                              --------------        -----------     ----------      -------------      ----------
     End of year                                    $  8,300           $ 13,835       $ 32,128           $ 38,935        $ 31,100
                                              --------------        -----------     ----------      -------------      ----------
                                              --------------        -----------     ----------      -------------      ----------


(in thousands)                                   Small Cap          Overseas
                                                 Selector             Fund
                                                -----------         --------
Additions:
   Interest
   Dividends                                       $    972         $    575
   Net appreciation in the
     fair value of investments                        1,680              608
   Increase (decrease) in
     Plan's interest in other funds
                                                -----------         --------
         Total investment income                      2,652            1,183
   Plan expenses                                         (5)              (1)
                                                -----------         --------
                                                      2,647            1,182

   Employee contributions                             1,409            1,445
   Employer contributions
   Transfers from other
     plans (Note 6)
         Total additions                        -----------         --------
                                                      4,056            2,627

Deductions:
   Distributions and
     withdrawals                                       (582)            (605)
                                                -----------         --------
Net increase (decrease)
   before loan activity
   and interfund transfers                            3,474            2,022

Loans granted                                          (296)            (306)
Loan principal and
   interest repayments                                  318              369
Interfund transfers                                    (193)            (886)
                                                -----------         --------
Net increase (decrease)                               3,303            1,199

Net assets available for plan benefits:
     Beginning of year                                9,906           10,395
                                                -----------         --------
     End of year                                   $ 13,209         $ 11,594
                                                -----------         --------
                                                -----------         --------

    The accompanying notes are an integral part of the financial statements.

                                   (Continued)

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1997 (Continued)


(in thousands)                               Mutual Fund         Managed              Ecolab          Participant
                                              Subtotal          Income Fund         Stock Fund            Loans            Other
                                              --------          -----------         ----------            -----            -----
Additions:
   Interest                                                    $       2,933                                             $   1,069
   Dividends                                $      8,224                            $      2,563     $        159
   Net appreciation in the
     fair value of investments                    18,697
   Increase (decrease) in
     Plan's interest other funds                                        (508)             72,785
                                            ------------       -------------        ------------     ------------        ---------
         Total investment income                  26,921               2,425              75,348            1,069              159
   Plan expenses                                     (45)                (32)                (51)
                                            ------------       -------------        ------------     ------------        ---------
                                                  26,876               2,393              75,297            1,069              159

   Employee contributions                         12,193               2,110               6,078
   Employer contributions                                                                  8,468                            (1,255)
   Transfers from other
     plans (Note 6)                                3,417               1,522                                  110
                                               ---------           ---------           ---------         ---------       ---------
         Total additions                          42,486               6,025              89,843            1,179           (1,096)

Deductions:
   Distributions and
     withdrawals                                 (10,108)             (3,289)            (10,919)            (757)             (77)
                                               ---------           ---------           ---------         ---------       ---------

Net increase (decrease)
   before loan activity
   and interfund transfers                        32,378               2,736              78,924              422           (1,173)

Loans granted                                     (3,449)             (1,013)             (3,305)           7,767
Loan principal and
   interest repayments                             3,325               1,016               2,332           (6,673)
Interfund transfers                               (1,391)             (2,682)              4,073
                                               ---------           ---------           ---------         ---------       ---------

Net increase (decrease)                           30,863                  57              82,024            1,516           (1,173)

Net assets available
   for plan benefits:
     Beginning of year                           118,238              39,803             148,184            13,679           1,874
                                               ---------           ---------           ---------         ---------       ---------

     End of year                               $ 149,101           $  39,860           $ 230,208         $  15,195       $     701
                                               ---------           ---------           ---------         ---------       ---------
                                               ---------           ---------           ---------         ---------       ---------


(in thousands)
                                                     Total
                                                     -----
Additions:
   Interest                                        $   4,002
   Dividends                                          10,946
   Net appreciation in the
     fair value of investments                        18,697
   Increase (decrease) in
     Plan's interest in other funds                   72,277
                                                   ---------
         Total investment income                     105,922
   Plan expenses                                        (128)
                                                   ---------
                                                     105,794

   Employee contributions                             20,381
   Employer contributions                              7,213
   Transfers from other
     plans (Note 6)                                    5,049
                                                   ---------
         Total additions                             138,437

Deductions:
   Distributions and
     withdrawals                                     (25,150)
                                                   ---------

Net increase (decrease)
   before loan activity
   and interfund transfers                           113,287

Loans granted
Loan principal and
   interest repayments
Interfund transfers
                                                   ---------

Net increase (decrease)                              113,287

Net assets available
   for plan benefits:
     Beginning of year                               321,778
                                                   ---------

     End of year                                   $ 435,065
                                                   ---------


   The accompanying notes are an integral part of the financial statements.

                                   (Continued)

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1996

                                                 Retirement         Government       Spartan
(in thousands)                                  Money Market          Income         Puritan       U.S. Equity         Magellan
                                                 Portfolio             Fund            Fund         Index Fund           Fund
                                                 ---------             ----            ----         ----------           ----
Additions:
   Interest                                                                         $      15
   Dividends                                   $          350      $        863         3,136      $        606       $    3,733
   Net appreciation/
     (depreciation) in the
     fair value of investments                                             (581)          526             3,759           (1,215)
   Increase in Plan's interest in
     other funds
                                               --------------      ------------     ---------      ------------       ----------
         Total investment income                          350               282         3,677             4,365            2,518
   Plan expenses                                           (8)               (6)          (10)               (7)              (5)
                                               --------------      ------------     ---------      ------------       ----------
                                                          342               276         3,667             4,358            2,513

   Employee contributions                                 503             1,295         1,628             1,856            2,945
   Employer contributions
   Transfers from other
     plans (Note 6)                                       263               271        15,335               623            1,333
                                               --------------      ------------     ---------      ------------       ----------
         Total additions                                1,108             1,842        20,630             6,837            6,791

Deductions:
   Distributions and
     withdrawals                                         (454)             (315)       (1,871)             (631)            (449)
                                               --------------      ------------     ---------      ------------       ----------

Net increase
   before loan activity
   and interfund transfers                                654             1,527        18,759             6,206            6,342

Loans granted                                            (198)             (316)       (1,023)             (630)            (832)
Loan principal and
   interest repayments                                    163               380           449               523              838
Interfund transfers                                     1,113              (991)       (3,017)            2,521           (2,641)
                                               --------------      ------------     ---------      ------------       ----------

Net increase                                            1,732               600        15,168             8,620            3,707

Net assets available for plan benefits:
     Beginning of year                                  6,123            12,420        12,129            16,978           20,460
                                               --------------      ------------     ---------      ------------       ----------

     End of year                               $        7,855      $     13,020     $  27,297      $     25,598       $   24,167
                                               --------------      ------------     ---------      ------------       ----------
                                               --------------      ------------     ---------      ------------       ----------


(in thousands)                                  Small Cap        Overseas
                                                Selector           Fund
                                                --------           ----
Additions:
   Interest
   Dividends                                   $       368      $      627
   Net appreciation/
     (depreciation) in the
     fair value of investments                         691             468
   Increase in Plan's interest in
     other funds
                                               -----------      ----------
         Total investment income                     1,059           1,095
   Plan expenses                                        (8)             (1)
                                               -----------      ----------
                                                     1,051           1,094

   Employee contributions                            1,325           1,272
   Employer contributions
   Transfers from other
     plans (Note 6)                                                    122
         Total additions                             2,376           2,488
                                               -----------      ----------

Deductions:
   Distributions and
     withdrawals                                      (179)           (178)
                                               -----------      ----------
Net increase
   before loan activity
   and interfund transfers                           2,197           2,310

Loans granted                                         (286)           (303)
Loan principal and
   interest repayments                                 332             326
Interfund transfers                                    239             733
                                               -----------      ----------
Net increase                                         2,482           3,066

Net assets available for plan benefits:
     Beginning of year                               7,424           7,329
                                               -----------      ----------
     End of year                               $     9,906      $   10,395
                                               -----------      ----------
                                               -----------      ----------

   The accompanying notes are an integral part of the financial statements.

                                   (Continued)

                               ECOLAB SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1996 (Continued)


(in thousands)                             Mutual Fund      Managed         Ecolab       Participant
                                            Subtotal      Income Fund     Stock Fund        Loans         Other          Total
                                            --------      -----------     ----------        -----         -----          -----
Additions:
   Interest                                $     15         $  2,102       $      1        $    958       $    120      $  3,196
   Dividends                                  9,683                           2,078                                       11,761
   Net appreciation/
     (depreciation) in the
     fair value of investments                3,648                                                                        3,648
   Increase in Plan's interest in
     other funds                                                             29,304                                       29,304
                                           --------         --------       --------        --------       --------      --------
         Total investment income             13,346            2,102         31,383             958            120        47,909
   Plan expenses                                (45)             (27)           (41)                                        (113)
                                           --------         --------       --------        --------       --------      --------
                                             13,301            2,075         31,342             958            120        47,796

   Employee contributions                    10,824            2,054          4,504                                       17,382
   Employer contributions                                                     6,276                          1,255         7,531
   Transfers from other
     plans (Note 6)                          17,947              391                                                      18,338
                                           --------         --------       --------        --------       --------      --------
         Total additions                     42,072            4,520         42,122             958          1,375        91,047

Deductions:
   Distributions and
     withdrawals                             (4,077)          (2,161)        (4,434)           (483)                     (11,155)
                                           --------         --------       --------        --------       --------      --------

Net increase
   before loan activity
   and interfund transfers                   37,995            2,359         37,688             475          1,375        79,892

Loans granted                                (3,588)          (1,084)        (2,201)          6,873
Loan principal and
   interest repayments                        3,011              961          1,789          (5,761)
Interfund transfers                          (2,043)             (10)         2,053
                                           --------         --------       --------        --------       --------      --------

Net increase                                 35,375            2,226         39,329           1,587          1,375        79,892

Net assets available for plan benefits:
     Beginning of year                       82,863           37,577        108,855          12,092            499       241,886
                                           --------         --------       --------        --------       --------      --------

     End of year                           $118,238         $ 39,803       $148,184        $ 13,679       $  1,874      $321,778
                                           --------         --------       --------        --------       --------      --------
                                           --------         --------       --------        --------       --------      --------


    The accompanying notes are an integral part of the financial statements.

                               ECOLAB SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF PLAN:

        The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

        GENERAL AND ELIGIBILITY:

        The Plan is a qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

        The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

        Effective January 1, 1997, employees who were previously participating in the Huntington Laboratories, Inc. Savings and Retirement Plan became participants of the Plan. Effective January 1, 1996, employees who were previously participating in the Profit Sharing Retirement Plan of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan became participants of the Plan. Also effective January 1, 1996, employees who were previously participating in the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. became participants of the Plan (see Note 6). Assets transferred into the Plan as these employees became participants are shown separately as "Transfers from other plans" in the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information.

        CONTRIBUTIONS:

        Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."

                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      DESCRIPTION OF PLAN, (Continued):

        Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $10,000 in 1998 and $9,500 in 1997 and 1996) for the purpose of making before-tax savings contributions to the Plan.

        After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions. The total of before-tax and after-tax savings contributions made on behalf of a participant cannot exceed 16% of a participant's compensation.

        Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period which do not exceed 6% of a participant's eligible compensation for that period, as defined. Employer matching contributions are invested entirely in the Ecolab Stock Fund.

        Employer profit sharing contributions are discretionary and are determined annually by the Company's Board of Directors. If made, profit sharing contributions are divided among participants who are not eligible for a management incentive or equivalent bonus and are invested entirely in the Ecolab Stock Fund.

        The levels of contributions made by or on behalf of participants who are "highly compensated," as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

        VESTING:

        Before-tax savings contributions, after-tax savings contributions, employer profit sharing contributions and investment income thereon are always 100% vested. Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the Company or upon retirement at, or after, age 65.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      DESCRIPTION OF PLAN, (Continued):

        PLAN BENEFITS:

        Benefits to participants are limited to the amount vested in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan may be subject to federal income tax. Forfeitures of non-vested employer matching contributions and related investment income are used to reduce future employer contributions.

        PARTICIPANT LOANS:

        Active employee participants (and beneficiaries who are "parties in interest" as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years. Participant loans are collateralized by a borrower's vested account balance.

        PARTICIPANT ACCOUNTS AND ALLOCATION:

        Fidelity Management Trust Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

        Each participant's account is credited with the participant's contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      DESCRIPTION OF PLAN, (Continued):

        Except for employer matching and profit sharing contributions which are invested entirely in the Ecolab Stock Fund and earnings thereon, participants are allowed to allocate their entire account balance and/or future before-tax and after-tax savings contributions in any combination of investment options (18 at December 31, 1998). Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

        All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Thirteen of the 18 investment options existing at December 31, 1998 are mutual funds of Fidelity, managed by Fidelity Management and Research Company. PIMCO Total Return fund is managed by Pacific Investment Management Company. Washington Mutual Investors fund is managed by Capital Research and Management Company. Harbor Capital Appreciation fund is advised by Harbor Capital Advisor and Jennison Associates LLP is the subadvisor. The remaining investment options include a fund invested primarily in investment contracts and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company. At December 31, 1998, the
        18 investment funds available to participants are:

        Fidelity Retirement           This portfolio invests in short-term
        Money Market                  money market securities of U.S. and
        Portfolio                     foreign issuers.

        Fidelity Government           This fund invests primarily in securities
        Income Fund                   issued by the U.S. government agencies or
                                      instrumentalities.

        Fidelity Puritan Fund         This fund invests in a broadly diversified
                                      portfolio of domestic and foreign common stocks, preferred stocks and bonds, including high-yield debt securities.

        Fidelity Spartan U.S. Equity  This fund invests primarily in the Index
                                      Fund common stocks of the 500 companies
                                      that make up the Standard & Poor's Daily
                                      Stock Price Index.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      Description of Plan, (Continued):

        Fidelity Magellan Fund        This fund invests in common stocks of both
                                      well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk.

        Fidelity Small Cap            This fund invests primarily in stocks of
        Selector                      small market capitalization companies.

        Fidelity Overseas Fund        This fund invests primarily in common
                                      stocks and securities convertible into
                                      common stock of issuers whose principal
                                      business activities are outside of the
                                      U.S.

        Fidelity Spartan Extended     This fund invests primarily in stocks
        Market Index Fund             of small to mid-cap U.S. companies.

        Fidelity Freedom              This fund invests initially in
        Income Fund                   approximately 20% Fidelity stock
                                      mutual funds, 40% Fidelity bond mutual
                                      funds, and 40% Fidelity money market
                                      mutual funds.

        Fidelity Freedom              This fund invests initially in
        2000 Fund                     approximately 41% Fidelity stock mutual
                                      funds, 44% Fidelity bond mutual funds, and 15% Fidelity money market mutual funds.

        Fidelity Freedom              This fund invests initially in
        2010 Fund                     approximately 65% Fidelity stock mutual
                                      funds, 33% Fidelity bond mutual funds, and 2% Fidelity money market mutual funds.

        Fidelity Freedom              This fund invests initially in
        2020 Fund                     approximately 80% Fidelity stock mutual
                                      funds and 20% Fidelity bond mutual funds.

        Fidelity Freedom              This fund invests initially in
        2030 Fund                     approximately 84% Fidelity stock mutual
                                      funds and 16% Fidelity bond mutual funds.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      Description of Plan, (Continued):

        PIMCO Total Return Fund       This fund invests in all types of bonds,
                                      primarily in U.S. Government, corporate, mortgage, and foreign bonds.

        Washington Mutual             This fund invests primarily in common
        Investors Fund                stocks of which 95% must be in U.S.
                                      companies.

        Harbor Capital                This fund invests at least 65% of its
        Appreciation Fund             assets in companies with market
                                      capitalization of at least $1 billion. The fund may invest 20% of its assets in foreign securities.

        Managed Income Fund           This fund is primarily a collection of
                                      investment contracts and units in the
                                      Managed Income Portfolio II ("MIPII") of the Fidelity Group Trust for Employee
                                      Benefit Plans. MIPII invests primarily in contracts issued by major insurance companies and other approved financial institutions.

        Ecolab Stock Fund             This fund invests primarily in Ecolab
                                      common stock with a small portion in money market securities.


                                  (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

1.      DESCRIPTION OF PLAN, (Continued):

        As of December 31, 1998, approximately 7,800 employees were participating in the Plan. At December 31, 1998, 1997 and 1996, the approximate number of participants in each investment fund was as follows:

                                                                          1998             1997           1996
                                                                         ------           ------         ------
        Fidelity Retirement Money
             Market Portfolio                                               900             900             900
        Fidelity Government Income Fund                                   1,800           1,800           1,800
        Fidelity Puritan Fund                                             2,600           2,500           2,300
        Fidelity Spartan U.S. Equity Index Fund                           3,300           3,200           2,900
        Fidelity Magellan Fund                                            3,700           3,500           3,200
        Fidelity Small Cap Selector                                       2,300           2,200           2,100
        Fidelity Overseas Fund                                            2,200           2,400           2,200
        Fidelity Spartan Extended Market
             Index Fund                                                      10
        Fidelity Freedom Income Fund                                         10
        Fidelity Freedom 2000 Fund                                           40
        Fidelity Freedom 2010 Fund                                           40
        Fidelity Freedom 2020 Fund                                           40
        Fidelity Freedom 2030 Fund                                           40
        PIMCO Total Return Fund                                              50
        Washington Mutual Investor Fund                                      80
        Harbor Capital Appreciation Fund                                     80
        Managed Income Fund                                               3,600           4,200           3,500
        Ecolab Stock Fund                                                 7,800           7,800           6,400

        PLAN TERMINATION:

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements are prepared in conformity with generally accepted accounting principles and use the following significant accounting policies.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

         VALUATION OF INVESTMENTS:

         Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value based on the quoted market price of the Company's common stock. Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. The Plan determines the cost of investments sold by the average cost method. Participant loans receivable are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

         As of January 1, 1996, approximately $3.6 million of assets invested in the Managed Income Fund were with an insurance company which was taken over in 1994 by regulators. As a result, the assets were segregated as of August 12, 1994 and were unavailable for investment transfers, loans, distributions or withdrawals by participants. During 1997, a settlement was reached for all of the insurance company's contract-holders and participants to receive 100% of the principal balance plus approximately 15%, or $561,000, as an additional interest credit. The principal and interest credit related to these assets were automatically invested into the Managed Income Fund, at which time participants could transfer their respective balances to any of the Plan's other investment options in accordance with regular Plan terms.

         INTEREST AND DIVIDENDS:

         Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

         NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

         The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

        CONTRIBUTIONS:

        Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. For the 1996 Plan year, the Company's Board of Directors declared a profit sharing contribution amounting to $1,255,000 to be divided among eligible participants. No employer profit sharing contributions were made for the 1998 or 1997 Plan years.

        USE OF ESTIMATES:

        The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES:

        The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits in future periods.

        DISTRIBUTIONS TO PARTICIPANTS:

        Distributions to participants are recorded when the distribution is made.

        PLAN EXPENSES:

        The Company pays a portion of the administrative expenses of the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.


                                  (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

3.      INVESTMENTS:

        Investments that represent 5 percent or more of the Plan's net assets available for Plan benefits at December 31, 1998 and 1997 are summarized as follows:

                                                         Fair Value                          Cost
                                                 -------------------------        --------------------------
        (in thousands)                             1998             1997            1998              1997
                                                 --------         --------        --------          --------
        Fidelity Puritan Fund                    $ 32,480          $32,128        $ 28,053          $28,139

        Fidelity Spartan U.S.
           Equity Index Fund                       49,121           38,935          28,289           25,208

        Fidelity Magellan Fund                     44,206           31,100          31,359           25,947

        Managed Income Fund                        41,596           39,860          41,842           40,368

        Ecolab Stock Fund                         305,119          230,208         111,840           95,889

        At December 31, 1998, the fair value of non-participant-directed investments in the Ecolab Stock Fund approximated $188,575,000.

4.      TAX STATUS:

        The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of
        Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

5.      RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

        The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. As of December 31, 1998, 1997 and 1996, investments in Fidelity funds managed by Fidelity totaled 41%, 43% and 49% of Plan assets, respectively.

        Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee's control. In 1998, 1997 and 1996, the number and dollar value of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):

                                                                         1998
                                                --------------------------------------------------------
                                                  # of            # of
                                                Purchases         Sales        Purchases         Sales
                                                ---------         -----        ---------         -----
        Fidelity funds                            2,782           2,046        $114,673        $100,955
        Ecolab Stock Fund                           327             268        $ 68,153        $ 64,365


                                                                         1997
                                                --------------------------------------------------------
                                                  # of            # of
                                                Purchases         Sales        Purchases         Sales
                                                ---------         -----        ---------         -----
        Fidelity funds                            2,658           2,031        $ 85,593        $ 72,863
        Ecolab Stock Fund                           334             273        $ 42,393        $ 33,154


                                                                         1998
                                                --------------------------------------------------------
                                                  # of            # of
                                                Purchases         Sales        Purchases         Sales
                                                ---------         -----        ---------         -----
        Fidelity funds                            2,691           1,968        $ 81,625        $ 47,738
        Ecolab Stock Fund                           342             270        $ 29,760        $ 19,735





                                   (Continued)

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)

6.    PLAN AMENDMENTS:

      The Plan was amended in 1998 to incorporate various legislative changes relating to discrimination testing and benefits distribution, and to incorporate changes in Securities and Exchange Commission requirements relating to the Ecolab Stock Fund. The amendment also included other minor modifications necessary to allow for efficient and equitable Plan administration. To the extent required to maintain qualification of the Plan under Code section 401(a), this amendment was effective retroactively as of January 1, 1997.

      A Declaration of Transfer was adopted, effective December 1, 1997, to transfer the assets and liabilities of the Plan attributable to the accounts of all participants who become employed by Century Products, Inc. to the trustee of the trust established under the Century Products, Inc. 401(k) Plan. The amounts transferred for these participants in 1997 are included with distributions and withdrawals on the Statement of Changes in Net Assets Available for Plan Benefits.

      A Declaration of Merger was adopted by the Company, effective July 1, 1999, to merge the assets of the Puritan/Churchill Chemical Company Retirement Plan into the Plan. A Declaration of Merger was adopted by the Company, effective January 1, 1997, to merge the assets of the Huntington Laboratories, Inc. Savings and Retirement Plan into the Plan.
      A Declaration of Merger was adopted by the Company, effective January 1, 1996, to merge the assets of the Profit Sharing Retirement Plan and Trust Agreement of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan into the Plan. A Declaration of Merger was also adopted by the Company, effective June 1, 1996, to merge the assets of the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. into the Plan. The assets transferred into the Plan as a result of these mergers in the Plan years 1997 and 1996 were invested in similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan's available investment options. As noted in Note 1, three amounts are included as "Transfers from other plans" in the Statements of Changes in Net Assets Available for Plan Benefits.

                             SUPPLEMENTAL SCHEDULES

                               ECOLAB SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)

                                              (c)
                (b)                Description of Investment,
          Identity of Issue,       Including Maturity Date,                               (e)
          Borrower, Lessor         Rate of Interest, Collateral,           (d)          Current
  (a)     or Similar Party         Par or Maturity Value                   Cost          Value
-------  -------------------       -----------------------------         -------       ---------
*        Fidelity Management       Fidelity Retirement Money
           and Research Co.        Market Portfolio,
                                   10,756,454 units                      $10,756        $ 10,756

*        Fidelity Management       Fidelity Government
           and Research Co.        Income Fund,
                                   1,737,871 units                        16,918          17,622

*        Fidelity Management       Fidelity Puritan Fund,
           and Research Co.        1,618,340 units                        28,053          32,480

*        Fidelity Management       Fidelity Spartan U.S.
           and Research Co.        Equity Index Fund,
                                   1,117,397 units                        28,289          49,121

*        Fidelity Management       Fidelity Magellan Fund,
           and Research Co.        365,886 units                          31,359          44,206

*        Fidelity Management       Fidelity Small Cap Selector,
           and Research Co.        862,717 units                          11,518          12,242

*        Fidelity Management       Fidelity Overseas Fund,
           and Research Co.        339,422 units                          10,388          12,212

*        Fidelity Management       Fidelity Spartan Extended
           and Research Co.        Market Index Fund
                                   3,736 units                                90             100

*        Fidelity Management       Fidelity Freedom
           and Research Co.        Income Fund
                                   7,371 units                                80              82

*        Fidelity Management       Fidelity Freedom
           and Research Co.        2000 Fund
                                   114,860 units                           1,372           1,416

* Party-in-interest

                               ECOLAB SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       as of December 31, 1998 (Continued)

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)

                                              (c)
                (b)                Description of Investment,
          Identity of Issue,       Including Maturity Date,                               (e)
          Borrower, Lessor         Rate of Interest, Collateral,           (d)          Current
  (a)     or Similar Party         Par or Maturity Value                   Cost          Value
-------  -------------------       -----------------------------         -------       ---------
*        Fidelity Management       Fidelity Freedom
           and Research Co.        2010 Fund
                                   52,103 units                             654            693

*        Fidelity Management       Fidelity Freedom
           and Research Co.        2020 Fund
                                   15,312 units                             198            214

*        Fidelity Management       Fidelity Freedom
           and Research Co.        2030 Fund
                                   3,656 units                               46             51

*        Pacific Investment        PIMCO Total Return Fund
           Management Company      41,617 units                             454            439

*        Capital Research          Washington Mutual
           and Management          Investors Fund
                                   18,670 units                             610            614

*        Harbor Capital Advisor    Harbor Capital
           (Jennison Associates    Appreciation Fund
           LLP is the subadvisor)  14,600 units                             510            555

*        Fidelity Management       Managed Income Fund
           Trust Co.               41,841,982 units                      41,842         41,596

*        Ecolab Inc.               Ecolab Stock Fund
                                   8,926,840 units                      111,840        305,119

*        Participant loans         Participant loans due
                                   1/1999-12/2008 (stated
                                   interest rates ranging
                                   from 6.0% to 11.0%)                                  15,938
                                                                       --------       --------

                                                                       $294,977       $545,456
                                                                       --------       --------
                                                                       --------       --------


* Party-in-interest

                               ECOLAB SAVINGS PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)

                                                                                                   (h)
                                                                                                Value of
                                       (b)                    (c)         (d)         (g)       Asset on         (i)
            (a)                    Description              Purchase    Selling     Cost of    Transaction    Net Gain
 Identity of Party Involved         of Asset                 Price       Price       Asset         Date        (Loss)
 -------------------------- ----------------------------- ------------ ---------- ----------- ------------- -------------
SERIES OF TRANSACTIONS:

Fidelity Management
  Trust Company               Fidelity Retirement Money
                                Market Portfolio            $35,449                $ 35,449      $ 35,449
                                                                        $32,993      32,993        32,993     $   -
                              Fidelity Magellan Fund         13,570                  13,570        13,570
                                                                          9,069       8,158         9,069        911
                              Fidelity Spartan U.S.
                                Equity Index Fund            15,289                  15,289        15,289
                                                                         14,940      12,208        14,940      2,732
                              Managed Income Fund            21,811                  21,811        21,811
                                                                         20,337      20,337        20,337         -

Ecolab Inc./Fidelity
  Management Trust Co.        Ecolab Stock Fund              68,153                  68,153        68,153
                                                                         64,365      52,202        64,365     12,163


NOTE (1):  The following columns of Schedule 27d were excluded as they are not applicable:
                (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

                               ECOLAB SAVINGS PLAN
                                    EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.                 Document
-----------                 --------
   (23)         Consent of Independent Accountants





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                ECOLAB SAVINGS PLAN





DATE  June 28, 1999             By:/s/Diane A. Wigglesworth
     --------------             ---------------------------
                                Diane A. Wigglesworth
                                Compensation Vice President,
                                Ecolab Inc.
                                (Plan Administrator)

                                  EXHIBIT INDEX

Exhibit No.     Document                                     Method of Filing
-----------     --------                                     ----------------
     (23)       Consent of Independent Accountants            Filed herewith
                                                              electronically